SEC
Mail Processing
Section

MAR 1 2 2016

16003946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK CAPITAL MGMT INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

754, CHESTNUT RIDGE ROAD
(No. and Street)

CHESTNUT RIDGE (City) NY (State) 10977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KABINDRA NATH BHATTACHARYA 845-371-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN, NEWMAN FLYNN VOLARO CPA's PC (Suite - 2220)
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA, NEWYORK - 10122
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RABINDRA NATH BHATTACHARYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK CAPITAL MANAGEMENT INC, as of 20 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

MARLONDE PIERRE LOUIS
NOTARY PUBLIC STATE OF NEW YORK
LIC. #01PI6323514
exp 05/18/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2015

**LEHMAN NEWMAN FLYNN
VOLLARO P.C.**
14 PENN PLAZA, SUITE 2220
NEW YORK, NY 10122
TEL (212) 736-2220
FAX (212) 736-8018
WWW.LNFCPA.COM

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2015

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2015

TABLE OF CONTENTS

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Westrock Capital Management, Inc.

We have audited the accompanying Statement of Financial Condition of Westrock Capital Management, Inc. (The Company) as of December 31, 2015, and the related Statement of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Westrock Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Westrock Capital Management Inc.'s financial statements. The supplemental information is the responsibility of the Westrock Capital Management Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Lehman Newman Flynn Vollaro CPA's

New York, NY
February 16, 2016

WESTROCK CAPITAL MANAGEMENT, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets:	
Cash and cash equivalents	$ 36,072
Due from clearing broker	10,049
Investment - securities owned at fair market value	607,312
Prepaid expenses	100
Total current assets	653,533
Capitalized assets, net of accumulated depreciation and amortization of $171,203	29,644
Deposit held by broker	15,000
Other assets	685
Total assets	$ 698,862

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and accounts payable	$ 5,796
Due to broker	335,468
Total liabilities	341,264
Stockholder's equity	
Capital stock – no par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained earnings	200,622
Total stockholder's equity	357,598
Total liabilities and stockholder's equity	$ 698,862

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commission and fees	$ 189,741
Interest and dividends	11,773
Other income	6,560
Net realized and unrealized gain/(loss) on investments	(52,046)
Total revenues	156,028
Expenses:	
Clearing and regulatory charges	36,176
Payroll and related expenses	16,882
Rent	48,000
Depreciation and amortization	7,623
Interest expense	18,393
Insurance	4,782
Travel	11,312
Professional fees	6,251
Office and other expenses	34,347
Total expenses	183,766
Net loss	$ (27,738)

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Stock At Stated Value	Additional Paid – In Capital	Retained Earnings	Total
Balance, January 1, 2015	$10,000	$146,976	$276,221	$433,197
Stockholders' contributions	-	-	-	-
Stockholders' distributions	-	-	(47,861)	(47,861)
Net loss	-	-	(27,738)	(27,738)
Balance, December 31, 2015	$10,000	$146,976	$200,622	$357,598

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net loss	$ (27,738)
Adjustments to net income:	
Depreciation and amortization	7,623
Changes in assets and liabilities:	
Due from broker	17,904
Prepaid expenses	(100)
Accrued expenses and accounts payable	(7,985)
Investments at fair market value, net	91,138
Due to broker	(32,351)
Net cash provided by operating activities	48,491
Cash flows from investing activities:	
Purchase of equipment	(195)
Cash flows from financing activities:	
Bank loans payable	(4,591)
Shareholders' distributions	(47,861)
Net cash used in financing activities	(52,452)
Net change in cash and cash equivalents	(4,156)
Cash and cash equivalents, beginning of year	40,228
Cash and cash equivalents, end of year	$ 36,072

Supplemental Disclosures:	
Interest paid	18,393
Income taxes paid	175

The accompanying notes are an integral part of this statement.

Note 1 – Business Description

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment

Capitalized assets are recorded at costs and depreciated over their estimated useful lives using accelerated methods.

Revenue Recognition

Securities owned are recorded at fair value based on quoted market prices. Securities transactions and related clearing expenses are recorded on the trade date basis. Unrealized and realized gains and losses are reported on a net basis.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting

Subsequent Events

ASC 855 Subsequent Events sets fourth general accounting disclosure requirements for events that occur subsequent to the balance sheet date but before the Company's financial statements are issued. The Company has evaluated events through February 16, 2016, the date the financial statements were available to be issued.

Note 3 – Clearing Agreements

In June 2009, the Company entered into an agreement with Sterne Agee & Leach, Inc. to carry the proprietary accounts of the Company's trading business and the cash and margin accounts of all of the Company's customers, and also to clear all transactions on a fully disclosed basis for such accounts. In September 2015, the Company entered into a clearing agreement with COR Clearing, Inc. to carry the customer's accounts of its trading business, including the cash and margin accounts, to clear all transactions on a fully disclosed basis. The clearing agreement with Sterne, Agee & Leach was terminated as of September 2015.

Note 4 – Investments

The Company's investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2015, investments consist of the following:

	2015
Equity securities	$ 607,312

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2015, the Company's investments are classified as follows based on fair values:

Category	2015 Fair Value
Level 1	$607,312
Level 2	-
Level 3	-
	$607,312

Note 5 – Capitalized Assets

At December 31, 2015, capitalized assets consist of the following:

Leasehold improvements	$111,352
Furniture and equipment	89,495
	200,847
Less: accumulated depreciation and amortization	171,203
	$ 29,644

Depreciation and amortization expenses for the year ended December 31, 2015 is $7,623.

Note 6 – Line Of Credit

The Company had a revolving line of credit of $100,000 with Wells Fargo Bank, the successor to Wachovia Bank and First Union Bank, at an interest rate of 3.75%. In 2013, they had settled a dispute regarding the outstanding balance with Wells Fargo Bank. According to the terms of the settlement, the Company needed to make monthly payments of $222.80 which would mature on September 1, 2018. The balance on December 31, 2014 was $4,591. This was paid in its entirety in 2015. The line was closed and terminated subsequent to full payment.

Note 7 – Net Capital Requirements

As a member of the Financial Industry Regulatory Authority, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2015, the corporation's ratio of aggregate indebtedness to net capital was 2.82% and its net capital was $205,531 compared with a net capital requirement of $5,000.

Note 8 – Income Taxes

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. Under the provisions of Subchapter S, the Company does not pay federal corporate income taxes on its taxable income. Corporate income or loss is included in the shareholders' individual income tax return. The statute of limitation for examination by Internal Revenue Service and New York State for the federal and state tax returns has expired for tax years before 2012.

Note 9 – Commitments and Contingencies

The Company is committed to a lease of an office building, which is owned by the Company's shareholders. The annual rent expense for 2015 was $48,000.

Note 10 – Concentrations

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2015, the Company provided services to 10 major customers, resulting in revenues of approximately 90% of the Company's total revenues.

Note 11 – Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2015

Total stockholders' equity from Statement of Financial Condition	$ 357,598
Total non-allowable assets from Statement of Financial Condition	(37,429)
Haircuts on firm investments including undue concentrations	(121,638)
Net capital	$ 205,531

Minimum net capital required on aggregate indebtedness	$ 386
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 200,531

Total A.I. liabilities from Statement of Financial Condition	$ 5,796
Ratio: Aggregate indebtedness to net capital	2.82%

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.
See Reports in the back along with the Management Statement.

SCHEDULE III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2015

There were no material adjustments from the initial fourth quarter Focus Part IIA report as filed.

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report of Independent Auditors On Internal Control Required by Sec Rule 17a-5

To the Board of Directors of
Westrock Capital Management, Inc.

In planning and performing our audit of the financial statement of Westrock Capital Management, Inc. (the Company), as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedure can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehman Newman Flynn Vollaro CPA's

February 16, 2016

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Supplemental Report of Independent Auditors
On Exemption Provision Under Rule 15c3-3

To the Board of Directors of
of Westrock Capital Management, Inc.

We have reviewed Management's statements, included in the accompanying Exemption Report under Rule 15c3-3, in which Westrock Capital Management, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Westrock claimed an exemption from 17C.F.R.§240.15c3-3: under exemption provision (k)(2)(ii) and Westrock Capital Management, Inc. stated that Westrock met the identified exemption provisions throughout the most recent fiscal year without exception. Westrock Capital Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westrock's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Newman Flynn Vollaro CPA's

February 16, 2016